

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2012

Via E-mail
Greg Heller
Senior Vice President
BKF Capital Group, Inc.
225 N.E. Mizner Boulevard
Suite 400
Boca Raton, FL 33432

>   **Re: Qualstar Corporation**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed May 17, 2012 by BKF Capital Group, Inc.**
>   **File No. 000-30083**

Dear Mr. Heller:

We have reviewed the above filing and have the following comments. If you disagree, we will consider your explanation as to why one or more of our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable requirements, and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Please feel welcome to call us at the telephone numbers listed at the end of this letter. All defined terms used in this letter have the same meaning as in the proxy statement listed above unless otherwise indicated.

General

1.   Please confirm that the filing persons will post the proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Exchange Act Rule 14a-16.

2.   Please revise to state that the proxy statement and form of proxy are "preliminary copies." Refer to Rule 14a-6(e)(1).

3.   We note your statement that Qualstar's current board "has not taken the steps necessary to preserve and enhance shareholder value." Please describe the specific changes that the current board has failed to take and how you believe such changes would have enhanced shareholder value.

<u>Background of the Solicitation, page 1</u>

4. Please disclose the three actions that you suggested the board consider in your letter dated February 15, 2012.

5. We refer to the last paragraph of this section. Please expand the disclosure to provide more detail of your conversations with the company following your demand for the Special Meeting.

<u>Proposal Number One, page 3</u>

6. We note that your proposal and proxy card ask shareholders to vote for, against or abstain with respect to your proposal to remove all five current directors. It is the staff's view that, consistent with Exchange Act Rule 14a-4(b), a form of proxy or consent containing a proposal to remove the entire board of directors must provide shareholders with the means to withhold authority for the removal of each individual director. Please revise the description of the proposal, and your proxy card, to clarify that shareholders may vote for, against or abstain with respect to each individual director. Please also provide disclosure addressing which of, and in what order, BKF Capital Group's nominees will fill vacancies to the extent that shareholders vote to remove less than all of the Company's directors serving at the time of the Special Meeting.

<u>Proposal Number Three, page 4</u>

7. We note that Proposal 3 provides shareholders a means to vote against the filing persons' nominees or abstain, as opposed to the means to withhold a vote, as is required by Exchange Act Rule 14a-4(b)(2). Please revise. Alternatively, if you believe that Instruction 2 to Rule 14a-4(b)(2) applies, please so indicate in your response letter and provide a discussion of applicable state law. As Instruction 2 does not pertain to the "abstain" option, please remove such choice from the card.

8. We note your statement that BKF reserves the right to nominate substitute nominees and, in such case, the proxy holders will vote shares represented by the proxies for such substitute nominees. Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. Please also confirm that should BKF nominate substitute nominees before the meeting, it will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Item 5(b) and 7 of Schedule 14A with respect to such nominees.

Solicitation of Proxies, page 6

9.   Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under cover of Schedule 14A on the date of first use. Refer to Rules 14a-6(b) and (c). Please confirm your understanding.

Other Matters, page 7

10.   The filing persons refer shareholders to information that it is required to provide that will be contained in the Company's proxy statement. We presume that the filing persons are relying upon Exchange Act Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the Company distributes the information to security holders would be inappropriate. Alternatively, if the filing persons determine to disseminate the proxy statement prior to the distribution of the Company's proxy statement, they must undertake to provide the omitted information to security holders. Please advise as to the filing persons' intent in this regard.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Greg Heller
BKF Capital Group, Inc.
May 24, 2012
Page 4

        Please contact Brandon Hill, Attorney-Adviser at (202) 551-3268 or me at (202) 551-
3444 with any questions.

                                        Sincerely,

                                        /s/ Perry J. Hindin

                                        Perry J. Hindin
                                        Special Counsel
                                        Office of Mergers and Acquisitions